UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

i3 Verticals, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value

(Title of Class of Securities)

46571Y107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46571Y107	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Front Street Equities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,086,576
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,086,576
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,576
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 46571Y107	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) First Avenue Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,041,175
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,041,175
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,175
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 46571Y107	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David M. Wilds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 273,970
	6	SHARED VOTING POWER 1,360,546
	7	SOLE DISPOSITIVE POWER 273,970
	8	SHARED DISPOSITIVE POWER 1,360,546
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,385
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 46571Y107	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer.

i3 Verticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

40 Burton Hills Blvd., Suite 415

Nashville, TN 37215

Item 2(a).	Name of Person Filing.

This statement is being filed by: (i) David M. Wilds, a director of the Issuer; (ii) Front Street Equities, LLC, a Tennessee limited liability company; and (iii) First Avenue Partners II, L.P., a Tennessee limited partnership (all of the foregoing, collectively, the “Reporting Persons”). Front Street Equities, LLC is the general partner of First Avenue Partners II, L.P. and First Avenue-ETC Partners, L.P. Mr. Wilds serves as: (a) the managing member of the general partner of First Avenue Partners II, L.P. and as a limited partner of First Avenue Partners II, L.P.; and (b) the sole member of Front Street Equities, LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The business address of each of the Reporting Persons is:

30 Burton Hills Blvd., Suite 550

Nashville, TN 37215

Item 2(c).	Organization/Citizenship.

See responses on Item 4 on the cover page of each Reporting Person.

Item 2(d).	Title of Class Of Securities.

Class A common stock, $0.0001 par value

Item 2(e).	CUSIP Number.

46571Y107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

Not Applicable.

Item 4.	Ownership.

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The ownership information below represents beneficial ownership of Class A common stock of the Issuer as of December 31, 2019, based upon 14,552,554 shares of Class A common stock outstanding as of February 10, 2020, and the assumed conversion of all 12,891,637 common units of i3 Verticals, LLC outstanding as of February 10, 2020 into shares of Class A common stock of the Issuer on a one-to-one basis, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 24, 2020.

CUSIP NO. 46571Y107	13G	Page 6 of 9 Pages

Person	Total Shares Of Class A common stock Beneficially Owned		Percent of Class	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Front Street Equities, LLC	1,086,576	(1)	4.0%	0	1,086,576	0	1,086,576
David M. Wilds	1,368,385	(2)	5.0%	273,970	1,360,546	273,970	1,360,546
First Avenue Partners II, L.P.	1,041,175	(3)	3.8%	0	1,041,175	0	1,041,175

(1)

Includes (a) 1,041,175 shares of Class A common stock held by First Avenue Partners II, L.P., a Tennessee limited partnership of which Front Street Equities, LLC is the general partner, and (b) 45,401 shares of Class A common stock held by Front Street Equities, LLC, a Tennessee limited liability company.

(2)

Includes (a) 1,041,175 shares of Class A common stock held by First Avenue Partners II, L.P., a Tennessee limited partnership of which Front Street Equities, LLC is the general partner (David M. Wilds is the sole member of such general partner), (b) 45,401 shares of Class A common stock held by Front Street Equities, LLC, a Tennessee limited liability company of which David M. Wilds is the sole member, (c) 273,970 shares of Class A common stock held by David M. Wilds directly, 3,334 of which shares are vested, but not yet exercised by David M. Wilds, under the i3 Verticals, Inc. 2018 Equity Incentive Plan, and (d) 7,839 shares of Class A common stock held by Lucinda Beveridge, Mr. Wilds’ spouse.

(3)	These shares, held by First Avenue Partners II, L.P., are also included in the beneficial ownership of Front Street Equities, LLC – see footnote (1), and of David M. Wilds – see footnote (2).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP NO. 46571Y107	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Front Street Equities, LLC

Date: February 13, 2020	By:	/s/ David M. Wilds
	Name:	David M. Wilds
	Title:	Sole Member

First Avenue Partners II, L.P.

Date: February 13, 2020	By:	/s/ David M. Wilds
	Name:	David M. Wilds
	Title:	Managing Member of the General Partner

Date: February 13, 2020	By:	/s/ David M. Wilds
	Name:	David M. Wilds

CUSIP NO. 46571Y107	13G	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Document

99.1	Joint Filing Agreement, dated February 13, 2020, among Front Street Equities, LLC, First Avenue Partners II, L.P., and David M. Wilds to file this joint statement on Schedule 13G.

CUSIP NO. 46571Y107	13G	Page 9 of 9 Pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock, $0.0001 par value of i3 Verticals, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 13th day of February, 2020.

Front Street Equities, LLC

By:	/s/ David M. Wilds
Name:	David M. Wilds
Title:	Sole Member

First Avenue Partners II, L.P.

By:	/s/ David M. Wilds
Name:	David M. Wilds
Title:	Managing Member of the General Partner

/s/ David M. Wilds
Name: David M. Wilds